WORLDTRADESHOW.COM, INC.

June 27, 2006

United States Security and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Sheldon Silverman

Chief Executive Officer

WorldTradeShow.com, Inc.

9449 Balboa Avenue, Suite 114

San Diego, CA 92123

Re:

WorldTradeShow.com, Inc.

Amendment no. 5 to Form 10-SB

Filed May 22, 2006

File no. 0-51126

Dear Ms. Jacobs,

We have reviewed your comments and have the following responses:

Item 2.  Management’s Discussion and Analysis of Plan of Operation

Summary of Selected Financial Information

1.

We reissue prior comment 2 from our April 27, 2006 letter.

Response:  We have revised in the summary of selected financial information

Executive Compensation

2.

We note that you complied with only one part of our prior comment 6 of our April 27, 2006 letter.  Please revise your Summary Compensation Table to include the information for the year ended April 30, 2006, as previously requested.  Please also update your Option Grant Table and Option Exercise information to the year ended April 30, 2006, as also previously requested.

Response:

             We have updated the information to include The Compensation table through April 30, 2006 and updated the Option Grant table through April 30, 2006 as per your comment.

Financial Statements

Business.com.vn Marketing License Agreement

3.

Please see our prior comment 11.  It is not evident from your response why  EITF 01-09 does not apply to the arrangement with Business.com.vn.  In this regard, explain to us how the license fee you pay to Business.com.vn and the royalty fee you received from Business.com.vn are separate transactions.  Your footnote disclosure states that “[i]n exchange for the license fee, the Company will earn a royalty equal to fifty (50%) percent of gross sales, from reservations made on the Hotels.com.vn website, as defined in the agreement.”  It appears from this disclosure and Article III in the Hotels.com.vn and WorldTradeShow.com, Inc.  Marketing Licensing

Agreements that the license agreement was negotiated contemporaneously with the royalty agreement.  Your response should specifically address paragraph 9 of EITF 01-09.  In this regard, explain how the licensing right received from Business.com.vn in exchange for the $450K fee is sufficiently separable from Business.com.vn’s purchase of advertising from you in exchange for the royalty fee.

Response:

The company has further reviewed EITF 01-09 and has restated the financials accordingly,  but to clarify the last sentence in comment #3 the company purchased the licensing from Business.com.vn to run the reservation system on Hotels.com.vn website.  The company receives a 10% commission on the revenues of any reservations made through the website from the various hotels listed on this site.  Of this 10% commission the Company is currently paying Business.com.vn 50% royalty fee.  The Company has never shown this 50% payment as revenue on its financials.

Sincerely,

/ s / Sheldon Silverman

Sheldon Silverman

CEO

WorldTradeShow.com, Inc.

9449 Balboa Ave, Suite 114, San Diego, CA 92123 – USA

Tel: (858) 292-9637   Fax: (858) 292-9641   Toll-free:  1-888-566-WTSW

Email:  Info@WorldTradeShow.com  Web: www.WorldTradeShow.com